Exhibit 99.1

28 January 2025

MAC COPPER LIMITED ANNOUNCES DECEMBER 2024 QUARTERLY REPORT

RECORD QUARTERLY PRODUCTION AND RECORD LOW CASH COST

ST. HELIER, Jersey - (BUSINESS WIRE) – MAC Copper Limited (NYSE: MTAL; ASX:MAC)

MAC Copper Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC), a private limited company incorporated under the laws of Jersey, Channel Islands (“MAC” or the “Company”) is pleased to release its December 2024 quarterly activities report (“Q4 2024” or “December quarter”).

HIGHLIGHTS

Record quarterly production of 11,320 tonnes at a 4.1% Cu grade

•	Material improvement in TRIFR to 10.9 in Q4 2024 from a TRIFR of 14.2 recorded in Q3 2024
•	Strongest quarterly production under MAC’s ownership beating the previous record set in Q2 2024
•	11,320 tonnes of copper produced for Q4 2024 (an 11% increase QoQ) at a grade of 4.1% Cu
•	C1 of US$1.66/lb1 for Q4 2024 decreased by 12% (US$1.90/lb in Q3 2024), driven by increased production, continued improved cost management and operational efficiencies
•	41,128 tonnes of copper produced in 2024 (above the mid-point of 2024 production guidance) and an increase of 14% compared to 2023[2] with an average grade of 3.9% and a C1 of US$1.92/lb for the year
•	2025 C1 forecast to be positively impacted by3:
o	a circa 70% reduction in TC/RC benchmarks (~US$0.16/lb impact) and
o	operational costs benefits due to the lower A$:US$ exchange rate (+/-1 US$ cent = US$0.03/lb)

Targeting copper production of >50ktpa by 2026

•	Growing copper production by ~23% by 2026[4] with key projects delivering the further step change
•	Ventilation project – work well underway, advancing with completion targeted by Q3 2026
•	QTS South Upper – development commenced in Q4 2024, ore mining expected to commence from Q4 2025

Generating material operational free cash flow

•	Operational free cash flow for Q4 2024 of ~US$30M (~A$48M) including sustaining capex
•	Sustaining capital expenditure of ~US$12M for Q4 2024 and ~US$50M for 2024

Increased liquidity and balance sheet strength

•	Raised US$103M (A$150M5) (before costs) at A$18.00 per CDI as announced on 9 October 2024
•	Cash and cash equivalents of ~US$172M (~A$276M) after repayment of ~US$8.3M in senior debt principal
•	Liquidity of US$213M (~A$340M) includes ~US$6.5M of outstanding QP receipts, ~US$5.6M of unsold concentrate and the Polymetals (“POL”) investment as at 31 December 2024
•	POL announced it secured financing to fund it’s mine restart by mid-2025 – the value of MAC’s investment in POL has increased to A$6.4M, up more than 125% since its initial investment.
•	Reached agreement with Sprott to repay Mezzanine debt early at MAC’s option from 1 January 2025

1 See “Non-IFRS financial information” and refer to table 2 for reconciliation of C1 Cash Cost

2 Comparing 2024 CSA Copper Mine production to the total 2023 production (including production pre-MAC ownership)

3 Using 2024 unaudited results as a base, the impact of this reduction amounts is noted as an impact if these TC/RC and exchange rate movements were to be applied to these unaudited 2024 results

4 Comparing 2024 actuals and mid-point of current 2026 production guidance range

5 Placement proceeds converted into US$ based on an A$:US$ exchange rate of 0.6869, representing the average exchange rate for the week from 30 September to 4 October 2024 (inclusive)

ESG UPDATE

Safety

Achieved a Total Recordable Injury Frequency Rate (TRIFR) of 10.9 in Q4 2024 which is a material improvement from an average TRIFR of 14.2 in Q3 2024. This was a positive end to 2024 with no recordable injuries recorded for the quarter.

Total incidents recorded have also reduced significantly during the quarter with increased awareness from extensive training and coaching as well as increased leadership field safety interactions which is having a beneficial effect on safety.

Figure 1 - CSA Copper Mine Recordable Injuries by Quarter6

Sustainability Report

MAC recognizes the importance of our environmental, social and governance responsibilities and that sustainability strategies more broadly is integral to the way we operate and essential to the accomplishment of our goals.

As a result, in 2024 MAC completed a materiality assessment and stakeholder analysis to identify the key environmental, social and governance issues material to the business and important to our stakeholders.

To this end, we will be publishing our inaugural annual sustainability report at the same time as our annual report in Q1 2025 which will provide an overview of our material ESG topics, a summary of current performance and an outline of future activities and initiatives to improve our reporting and disclosures over time. The contents of the sustainability report are not intended to be incorporated by reference into our annual report or in any other report or document we file or furnish with the Securities and Exchange Commission, and any reference to the sustainability report is intended to be an inactive textual reference only.

Regulatory

Progress continues toward submission of the CSA Annual Rehabilitation Report due in April 2025. There have been no reportable environmental incidents during the December 2024 quarter and no reportable environmental incidents for 2024.

Construction activities on the Stage 10 embankment raise have been ongoing in the December 2024 quarter. Works on foundation preparation and development of the key trench within the West Mound have begun. West Mound works are planned for completion in Q1 2025 prior to progressing to the East Mound construction.

6 Industry TRIFR source: Mine Safety performance report 2022-2023, Resource regulator Department of Regional NSW

PRODUCTION AND COST SUMMARY

Table 1 – Production and cost summary (unaudited)

	Units	Q1 2024	Q2 2024	Q3 2024	Q4 2024	QoQ Change (%)	Full year 2024
Copper Production	Tonnes	8,786	10,864	10,159	11,320	11.4%	41,128
Sustaining capital	US$ million	$13.0	$12.8	$12.5	$12.4	(0.8%)	$50.7
Cash cost (C1)[7]	US$/lb	$2.15	$2.02[8]	$1.90	$1.66	(12.4%)	$1.92
Total cash cost[9]	US$/lb	$3.17	$2.72	$2.71	$2.31	(14.9%)	$2.70
Group Net Debt[10]	US$ million	$253	$232	$232	$132	(42.9%)	$132

MAC Copper Limited’s CEO, Mick McMullen, said:

“As a result of our team’s focus on safety, it gives me great pleasure to be able to report that we closed the financial year with a TRIFR of 10.9. This is a material improvement on the previous quarter and represents the heightened awareness and focus of our people benefiting from extensive training and coaching with increased field safety leadership interactions as well. Nothing is more important than the health and well-being of our people, and the communities we are proud to be a part of; safety culture takes time to take effect, and we are now seeing this show up in our TRIFR.

Our CSA Copper Mine operational team delivered another record quarterly production volume for the December quarter, achieving copper production of 11,320 tonnes which is an increase of 11.4% over the September quarter. It was also pleasing to see that our C1 reduced by 12.4% quarter on quarter to a record low under MAC ownership of US$1.66/lb. Higher grade stopes at the CSA Copper Mine continue to form a large proportion of our annual production and played a key role again during the quarter, with milled copper grade achieved of 4.1%.

This also marks an excellent end to the 2024 year with the CSA Copper mine producing 41,128 tonnes of copper at a low C1 cost of US$1.92/lb, with 2024 production above the mid-point of the production guidance range previously announced with a strong finish to the year.

Furthermore, we have established the platform to grow our Copper production by a further ~23% to over 50,000 tonnes of copper production per annum by 2026 as our growth projects including the expansion of the mine to include QTS South Upper and the Ventilation project are brought online Q4 2025 and Q3 2026 respectively.

We will provide updated production guidance when we report our revised R+R at the end of February 2025.

As announced on 9 October 2024, MAC raised approximately A$150 million (approximately US$103 million) (before costs) at an issue price of A$18.00 per New CDI. The placement was well supported with support from new and existing institutional and sophisticated investors both in Australia and offshore, which is a testament to the high-quality nature of the CSA Copper Mine. Proceeds of the Placement together with the potential to repay the Mezzanine in H1 2025 will enable MAC to simplify and de-lever the balance sheet further. We thank all shareholders for their continued support.

The operational performance delivered to date confirms the CSA Copper Mine as a high-quality, free cash flow generating, long life copper asset with capital growth projects unlocking further significant growth in production by 2026. The performance of the site team throughout 2024 has showcased just what this mine can do when operations perform the way we know it can, and the Board and I would like to express our thanks to the entire team for yet another strong performance.

MAC is positioned for growth and further operational improvements to drive costs down from what is already a highly competitive cost position. We have some exciting growth opportunities in the upper parts of the mine and as our drilling continues to expand the mineralized footprint we are pushing the Capital Vent Project hard to unlock our mining potential at the lower levels of the mine.”

7 See “Non-IFRS Information” and refer to table 2 for reconciliation of C1 Cash Cost

8 Q2 2024 adjusted post finalisation of half year accounts with additional freight and TC/RCs included accrued for recognition of June pre-sales

9 Excludes corporate costs from parent entity. See “Non-IFRS financial information” and refer to table 2 for reconciliation of Total Cash Cost.

10 Senior Debt + Mezzanine Facility – Cash and cash equivalents (excluding streams)

OPERATIONAL AND COST UPDATE

Table 2 - Quarterly Operational Performance of the CSA Copper Mine (unaudited)

CSA Copper Mine Metrics (unaudited)	Units	Q1 2024	Q2 2024	Q3 2024	Q4 2024	QoQ % variance	2024
U/g development – Capital	Metres	466	449	735	464	(37%)	2,114
U/g development – Operating	Metres	703	611	359	449	25%	2,121
Rehab	Metres	246	113	145	246	69%	751
Total development	Metres	1,415	1,173	1,239	1,159	(7%)	4,986
Ore Mined	Tonnes	256,031	271,469	238,937	285,613	20%	1,052,050
Tonnes Milled	Tonnes	260,297	266,936	260,953	284,490	9%	1,072,676
Copper grade processed	%	3.5%	4.2%	4.0%	4.1%	2%	3.9%
Copper Recovery	%	97.6%	97.9%	97.2%	97.9%	1%	97.7%
Copper Produced	Tonnes	8,786	10,864	10,159	11,320	11%	41,128
Silver Produced	Ounces	102,182	134,072	112,299	114,019	2%	462,572
Copper Sold	Tonnes	8,112	12,984	10,244	8,987	(12%)	40,326
Achieved Copper price[11]	US$/lb	3.87	4.41	4.18	4.18	0%	4.19
Achieved Copper price (including hedging)	US$/lb	3.81	4.24	4.04	4.02	(0%)	4.06
Mining Cost	US$/t Mined	$95.7	$91.9	$85.9	$75.2	(12%)	86.9
Processing Cost	US$/t Milled	$25.7	$31.9	$26.3	$25.7	(2%)	27.4
G+A Cost	US$/t Milled	$33.1	$25.6	$27.5	$24.9	(9%)	27.7
Total Operating Cost	US$/t milled	$154.6	$149.3	$139.6	$125.8	(10%)	142.0
Development Cost	US$/metre	$15,478	$9,330	$12,825	$12,633	(2%)	12,625
Capital Expenditure[12]	US$ million	$13.0	$12.8	$12.5	$12.4	(1%)	50.6
Tonnes Milled per employee	t/employee	184	186	174	191	10%	187
Mining	US$/lb prod	1.27	1.04	0.92	0.86	(6%)	1.01
Processing	US$/lb prod	0.35	0.36	0.31	0.29	(4%)	0.32
General and Admin	US$/lb prod	0.44	0.28	0.32	0.28	(11%)	0.33
Treatment and refining	US$/lb prod	0.17	0.26	0.23	0.19	(18%)	0.22
Work in Progress inventory	US$/lb prod	(0.14)	0.03	0.02	0.00	(118%)	(0.02)
Freight and other costs	US$/lb prod	0.17	0.21	0.24	0.15	(38%)	0.19
Silver Credits	US$/lb prod	(0.10)	(0.16)	(0.14)	(0.11)	(21%)	(0.13)
C1 Cash Cost	US$/lb prod	2.15	2.02[13]	1.90	1.66	(12%)	1.92
Leases	US$/lb prod	0.08	0.07	0.07	0.06	(16%)	0.07
Inventory WIP	US$/lb prod	0.14	(0.03)	(0.02)	0.00	(118%)	0.02
Royalties	US$/lb prod	0.13	0.13	0.20	0.08	(60%)	0.14
Sustaining capital	US$/lb prod	0.67	0.53	0.56	0.50	(11%)	0.56
Total Cash Cost	US$/lb prod	3.17	2.72	2.71	2.31	(15%)	2.70
Total Revenue	US$ millions	66.0	120.0	87.5	74.9	(27%)	348.4

Unless stated otherwise all references to dollar or $ are in USD.

11 Realised provisional sales price excluding hedging impact

12 Sustainable capex

13 Q2 2024 adjusted post finalisation of half year accounts with additional freight and TCRCs included accrued for recognition of June pre-sales

Q4 2024 demonstrated consistent mining processes that delivered above 10kt of copper production for three consecutive quarters. Production further benefited from a grade of 4.1% for Q4 2024 with copper grade for the month of December 2024 recorded at 4.52%. The grade achieved continues to demonstrate the high-quality ore body present at CSA mine.

The double lift stope extraction method was again successfully deployed during Q4 2024 after being implemented in the previous quarters, resulting in less mining dilution achieved with stronger grades and less total ore tonnes for the same metal. Total ore mined of ~286kt is around a 20% increase quarter on quarter, together with the higher grade processed leading to higher copper production.

Figure 2 - CSA Copper Mine Quarterly Copper Production (tonnes)

The average received copper price after hedge settlements was slightly lower compared with the prior quarter with Q4 2024 at US$4.02/lb, compared to US$4.04/lb for Q3 2024, with the average spot copper price over the December quarter at ~US$4.16/lb.

In addition, the average A$:US$ exchange rate of ~US$65 cents for Q4 2024 declined by ~2.5% compared to Q3 2024 to ~US$67 cents which also marginally improved our US$ reported C1 cost, with the A$:US$ exchange rate further weakening to ~US$62 cents by the end of 2024.

C1 cash costs decreased by ~12% quarter on quarter from US$1.90/lb in the September quarter to US$1.66/lb for Q4 2024. The higher production tonnes, as detailed above, resulted in a positive impact to C1 costs of approximately US$0.19/lb, whilst the overall cost variance had a positive impact of approximately US$0.05/lb.

Figure 3 - CSA Copper Mine C1 Cash Costs14 - US$/lb produced

MAC management continues to implement additional productivity measures to further reduce C1 costs as is evident in the declining C1 achieved over the course of 2024, as depicted above. Q4 2024 reflects a 23% drop in C1 as compared to the March quarter of US$2.15/lb which is a strong result given general cost trends within the copper industry that many of our peers are experiencing.

Figure 4 provides an illustration of tonnes milled per employee which increased ~10% quarter on quarter in line with increased ore processed which also drove down the mining unit rate per tonne by around 12%.

Figure 4 - CSA Mine Tonnes Milled per Employee	Figure 5 - CSA Mine Mining Unit Rate US$/t

Apart from copper production, the largest driver of C1 costs is the mining unit rate as mining accounts for approximately 60% of total site operating costs.

Mining unit rates are trending down with better cost control initiatives implemented combined with additional tonnes mined in Q4 2024. Capital metres decreased as focus shifted to extracting ore for Q4 2024.

14 See “Non-IFRS Information” and refer to table 2 for reconciliation of C1 Cash Cost

Figure 6 - CSA Copper Mining Development Costs US$/metre	Figure 7 - CSA Copper Mine Capital Development metres

Processing costs per tonne milled decreased slightly in December 2024 quarter. Tonnes processed for the quarter were 285kt (a 9% increase quarter on quarter) at recovery rate of 97.8%.

G&A unit rates decreased in the current quarter predominately driven by the increase in ore processed.

Figure 8 - CSA Copper Mine Processing Unit Rate US$/t	Figure 9 - CSA Copper Mine Site G+A Unit Rate US$/t

As seen in Figure 10, sustaining capital spend (including capitalized development) decreased slightly over the quarter. Sustaining Capital costs during the quarter included diamond drilling, stage 10 TSF works and primary vent rises.

Figure 10 - CSA Copper Mine Site Sustaining Capital US$M

TREASURY UPDATE

Cash position, liquidity and debt facilities

The Company’s unaudited cash holding at the end of Q4 2024 was ~US$172 million or ~A$276 million for an unaudited net debt position of ~US$132 million or 15% net gearing.

The increase in cash position at quarter end is largely driven by the cash generated by operations of ~US$42 million or ~A$69 million with an equity raise completed on 9 October 2024 amounting to US$103 million (~A$150 million) (before costs).

There were ~$14.5 million of cash received for copper concentrate sold to Glencore on 23 December 2024 for which we received the cash but will not account for as revenue until early January 2025.

The unaudited cash position also reflects another ~US$8.3 million repaid on the Senior Debt Facility at the end of the quarter, ~US$8.1 million in interest payments for the Senior debt (US$3.4 million) and Mezzanine facility (US$4.7 million).

As of 31 December 2024, the pro-forma liquidity was ~US$213 million (~A$340 million) which includes cash of ~US$172 million (A$213 million), US$25 million (A$40 million) undrawn revolving facility, ~US$16 million (A$28 million) of outstanding Quotational Period receipts, unsold concentrate and the strategic investment held in POL at valuation as at 31 December 2024 of ~A$6.4 million (~US$4 million).

Sprott Mezzanine Facility Early Repayment

As announced on 17 December 2024, MAC Copper Limited has agreed amendments with Sprott Private Resource Lending || (Collector-2), LP (“Sprott”) to permit early repayment of its Mezzanine facility. This amendment underscores our commitment to the ongoing simplification and de-leveraging of our balance sheet.

The agreement allows MAC Copper to repay the Mezzanine from 1 January 2025 onwards instead of 15 June 2025 onwards.

MAC Copper will make a decision regarding earlier repayments based on its cash balance and financial forecasts in H1 2025 which will be communicated to the market once determined.

FX Impact on OPEX

Given MAC is dual listed in Australia and the US, our financial performance is affected by movements in A$:US$ exchange rate with site costs predominantly Australian dollar based.

Results provided over 2024 were compiled at an average A$:US$ exchange rate of ~US$66cents, with a high of ~US$69cents noted in September 2024. At the end of 2024 we note that the Australian dollar has dropped to ~US$62cents.

As an estimate, utilising 2024 unaudited results as a baseline, the impact of a US$1 cent movement on the A$:US$ exchange rate would have an impact of ~US$2.7M on total operating costs, being a ~US$0.03/lb impact on C1.

TC/RC renegotiated pricing

Benchmark Treatment Charge and Refining Charge (“TC/RC”) pricing has been renegotiated and a new benchmark set for 2025, as such, from 1 January 2025 Copper refining charges will decrease by >70% to approximately US$21/t for the TC and US$0.21/ refined lb of copper for the RC.

Using 2024 unaudited results as a base, the impact of this reduction amounts to ~US$14.6 million per annum in savings equating to a reduction in C1 cost of ~US$0.16/lb year on year.

The impact of this change on the proforma 2024 results would be to reduce the 2024 C1 to ~US$1.76/lb from US$1.92/lb based on the new 2025 pricing if it was to be applied to 2024 (proforma C1 for Q4 2024 would be ~US$1.52/lb).

Figure 11 – Q4 2024 Cash flow waterfall (US$M)

240.0
220.0
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
Ops FCF
US$30M
81
42
-12
111
98
-8
-8
-5
-9
-10
15
-10
172
25
16
213
30Sep24 - Opening Cash Balance
Cash Generated by Operations
Sustaining Capex
Cash after Operating
Net equity raise proceeds
Senior Debt Repayment
Interest
Exploration & Growth Capex
Silver and Copper stream payments
FX, Group costs and Glencore Royalties
Copper Pre Sales
Working Capital movements
31Dec24 - Closing Cash Balance
Revolving Facility
QP, Unsold Con, POL
31Dec24 - Pro forma balance

Hedging

In adherence to our Debt Facility Agreement, MAC Copper previously implemented a hedging program covering the period to June 2026. During the quarter, the Company delivered 3,105 tonnes of copper into the hedge book at a price of US$3.72/lb. A summary of our open hedge positions as at 31 December 2024 is included below.

Table 3 – Hedge position

	Copper
	2025	2026	Total
Future Sales (t)	12,420	5,175	18,595
Future Sales ($/t)	3.72	3.72	3.72

PROJECTS AND EXPLORATION UPDATE

Pathway to >50,000 tonne per annum of copper production

The CSA mine is already benefiting from productivity improvements initiated under MAC ownership such as double stope lifts and other operational efficiencies noted in previous announcements aimed at reducing waste and ensuring efficient delivery of ore. To further progress towards becoming a 50ktpa+ producer two key projects have been identified as detailed below. Both projects are designed to deliver on our strategic goal of uplifting production to 50kpta+ and unlock the full potential of the CSA mine.

Cu Production Bridge (Tonnes)

Projects updates

Ventilation project update

The Capital Vent Upgrade Project is designed to support increased mining activity to 1.7Mtpa, improving access to lower mine levels and ensuring operational longevity beyond the current reserve life. The project remains a key enabler for sustained production growth at CSA.

Total spend in Q4 was US$3.0 million, with 233m of development completed. Progress continued on establishing access to the first raise bore location, additional geotechnical drilling was completed, and procurement of ventilation fans advanced.

The project is progressing well, with development successfully integrated into existing operations. Early works in high-activity mining areas have supported a structured ramp-up, ensuring alignment with operational priorities. The slowest development rates are in the early stages of the project as development interacts with existing mining, and as development moves out away from the operations development rates are picking up as planned.

Development is progressing well across multiple levels, with stripping, rehabilitation, and fan installations underway to enhance infrastructure and support operational efficiency. Key design enhancements and coordinated planning have optimised integration with active mining zones. Work will continue in 2025 to finalise critical infrastructure and further expand ventilation capacity in alignment with the long-term mine plan.

QTS South Upper update

The QTSSU deposit presents an opportunity for incremental copper production at CSA Mine, representing an additional mining area not currently connected to the mine, located approximately 150m below the surface. Drilling to upgrade this deposit from resource to reserve has been completed, with ore mining expected to commence by Q4 2025.

Total spend in Q4 was US$0.6 million, primarily allocated to project startup and equipment costs.

The first development cut was taken in the December quarter, marking a significant milestone in the project's progression.

All key project team members are now in place, and the installation of new services from the surface has been completed.

The underground substation has been installed, and back-stripping activities are underway in preparation for the secondary fan installation.

Development will continue throughout Q1 2025 as the project ramps up.

CONFERENCE CALL DETAILS

The Company will host a conference call and webcast to discuss the Company’s fourth quarter 2024 results on Tuesday, January 28, 2025 at 5:00 pm (New York time) / Wednesday, January 29, 2025 at 9:00 am (Sydney time).

Details for the conference call and webcast are included below.

Webcast

Participants can access the webcast at the following link https://event.choruscall.com/mediaframe/webcast.html?webcastid=D8OmknEn

Conference Call

For expedited access to the call, participants should register at https://dpregister.com/sreg/10195707/fe3e823b2f and avoid the call queue. Alternatively, if you prefer to speak with an operator, dial one of the numbers below and request the operator connect to the MAC Copper Limited call.

Toll Free Dial In:	1-833-816-1269
Australia:	+1-800-822-994

Replay

A replay of the webcast will be available for three months via the webcast link above and or by visiting the Events section of the company’s website.

-ENDS-

This report is authorised for release by the Board of Directors.

CONTACTS

Mick McMullen Chief Executive Officer MAC Copper Limited investors@metalsacqcorp.com	Morné Engelbrecht Chief Financial Officer MAC Copper Limited

ABOUT MAC COPPER LIMITED

MAC Copper Limited (NYSE: MTAL) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

Estimates of Mineral Resources and Ore Reserves and Production Target

This release contains estimates of Ore Reserves and Mineral Resources as well as a Production Target. The Ore Reserves, Mineral Resources and Production Target are reported in MAC’s ASX Announcement dated 23 April 2024 titled ‘Updated Resource and Reserve Statement and Production Guidance’ (the R&R Announcement). The Company is not aware of any new information or data that materially affects the information included in the R&R Announcement, and that all material assumptions and technical parameters underpinning the estimates or Ore Reserves and Mineral Resources in the R&R Announcement continue to apply and have not materially changed. The material assumptions underpinning the Production Target in the R&R Announcement continue to apply and have not materially changed. It is a requirement of the ASX Listing Rules that the reporting of ore reserves and mineral resources in Australia comply with the JORC Code. Investors outside Australia should note that while exploration results, mineral resources and ore reserves estimates of MAC in this presentation comply with the JORC Code, they may not comply with the relevant guidelines in other countries and, in particular, do not comply with (i) National Instrument 43-101 (Standards of Disclosure for Mineral Projects) of the Canadian Securities Administrators; or (ii) the requirements adopted by the Securities and Exchange Commission (SEC) in its Subpart 1300 of Regulation S-K. Information contained in this presentation describing mineral deposits may not be comparable to similar information made public by companies subject to the reporting and disclosure requirements of Canadian or US securities laws.

Forward Looking Statements

This release includes “forward-looking statements.” The forward-looking information is based on the Company’s expectations, estimates, projections and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management of the Company believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Assumptions have been made by the Company regarding, among other things: the price of copper, continuing commercial production at the CSA Copper Mine without any major disruption, the receipt of required governmental approvals, the accuracy of capital and operating cost estimates, the ability of the Company to operate in a safe, efficient and effective manner and the ability of the Company to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used by the Company. Although management believes that the assumptions made by the Company and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Copper Mine. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in Mineral Resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and other risks and uncertainties indicated from time to time in MAC’s other filings with the SEC and the ASX. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Copper Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC and the ASX. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS financial information

MAC’s results are reported under International Financial Reporting Standards (IFRS), noting the results in this report have not been audited or reviewed. This release may also include certain non-IFRS measures including C1, Total Cash costs and Free Cash Flow. These C1, Total Cash cost and Free Cash Flow measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of financial performance.

C1 Cash Cost

C1 costs are defined as the costs incurred to produce copper at an operational level. This includes costs incurred in mining, processing and general and administration as well freight and realisation and selling costs. By-product revenue is credited against these costs to calculate a dollar per pound metric. This metric is used as a measure operational efficiency to illustrate the cost of production per pound of copper produced.

Total Cash Cost

Total cash costs include C1 cash costs plus royalties and sustaining capital less inventory WIP movements. This metric is used as a measure operational efficiency to further illustrate the cost of production per pound of copper produced whilst incurring government-based royalties and capital to sustain operations.

Free Cash Flow

Free cash flow is defined as net cash provided by operating activities less additions to property, plant, equipment and mineral interests. This measure, which is used internally to evaluate our underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to evaluate our underlying performance.

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